Exhibit 4.2

EXECUTION COPY

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

among

WisdomTree Investments, Inc.

and

Certain Investors

December 21, 2006

WISDOMTREE INVESTMENTS, INC.

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

This Amended and Restated Stockholders Agreement, dated as of this 21st day of December, 2006 among AIG Global Asset Management Holding Corp. (“AIG”) and James E. Manley (“Manley” and together with AIG, the “2006 Principal Investors”), the other investors listed and defined on Schedule I hereto (the “Institutional Investors”), Jonathan Steinberg, a natural person (“Steinberg”) and WisdomTree Investments, Inc., a Delaware corporation (the “Company”). The 2006 Principal Investors, Institutional Investors and Steinberg are hereinafter collectively referred to as the “Investors”.

R E C I T A L S

WHEREAS, the 2006 Principal Investors and certain of the Institutional Investors have, pursuant to the terms of a Securities Purchase Agreement, dated as of the date hereof with the Company (the “Purchase Agreement”) agreed to purchase 15,000,000 shares (the “Shares”) of common stock, $0.01 par value, of the Company (the “Common Stock”);

WHEREAS, the Institutional Investors and certain other parties have entered into that certain Stockholders Agreement dated November 10, 2004, as amended by Amendment No. 1 to Stockholders Agreement dated July 22, 2005 (collectively, the “Original Stockholders Agreement”);

WHEREAS, pursuant to the Original Stockholders Agreement, the Company has obtained the necessary consents to amend the Original Stockholders Agreement (including removing certain parties to the Original Stockholders Agreement) and enter into this Amended and Restated Stockholders Agreement; and

WHEREAS, the Investors and the Company desire to promote their mutual interests by agreeing to certain matters relating to the operations of the Company and the disposition and voting of the Shares and the Common Stock of the Management Investors.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.	CONSENT TO AMENDMENT.

Pursuant to Section 6(e) of the Original Stockholders Agreement, such Agreement required that (i) each of the “Institutional Stockholders” (as defined in the Original Stockholders Agreement) and (ii) the “Management Investors” (also defined in the Original Stockholders Agreement) owning a majority of the shares of Common Stock owned by such “Management Investors,” consent to any amendment of the Original Stockholders Agreement. To the extent that the Institutional Investors hereto are also “Institutional Investors” pursuant to the Original

Stockholders Agreement and that Steinberg is also a “Management Investor” pursuant to the Original Stockholders Agreement, such Persons hereby consent to this Agreement and all amendments to the Original Stockholders Agreement reflected herein. The Company represents to the parties hereto, that it has obtained all necessary consents to amend the Original Stockholders Agreement and enter into this Agreement.

2.	BOARD OF DIRECTORS.

(a) Election of Directors. So long as each 2006 Principal Investor holds its Threshold Amount, from and after the date hereof and prior to the date that the Company’s Common Stock has been Re-registered, the Investors shall take all action within their respective power, including but not limited to, the voting of all shares of capital stock of the Company Owned by them, required to cause (consistent with Section 4.11 of the Purchase Agreement) the Board to include (i) one representative designated by AIG (the “AIG Representative”) and (ii) one representative affiliated with and designated by Manley (the “Manley Representative”).

(b) Replacement Directors; Sub Boards.

(i) In the event that any director designated in the manner set forth in Section 2(a) above is unable to serve, or once having commenced to serve, is removed by the 2006 Principal Investor who appointed such director or such director withdraws from the Board (together, a “Withdrawing Director”), such Withdrawing Director’s replacement (the “Substitute Director”) will be designated by the appropriate 2006 Principal Investor. The Investors agree to take all action within their respective power as provided in Section 2(a), (A) to cause the election of such Substitute Director promptly following his or her nomination pursuant to this Section 2(b)(i) or (B) upon the written request of such appointing 2006 Principal Investor, to remove, with or without cause, such Substitute Director.

(ii) For those subsidiaries of the Company that have individuals other than officers of the Company on the board of directors of such subsidiary, the AIG Representative shall have a right (but not an obligation) to join the board of such subsidiary or act as an observer thereto.

3.	TRANSFER OF STOCK

(a) Resale of Securities. No Investor (other than the 2006 Principal Investors) shall Transfer any Common Stock other than in accordance with the provisions of this Section 3. Any Transfer or purported Transfer made in violation of this Section 3 shall be null and void and of no effect. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation of Section 3.

(b) Rights of First Refusal.

(i) Limitations on Transfer. Steinberg shall not Transfer any of the Common Stock Owned by him (other than Transfers pursuant to a bona fide open market sale) unless Steinberg shall have first made the offers to sell to the Institutional Investors as contemplated by this Section 3(b), and such offers shall not have been accepted. Notwithstanding the foregoing, the provisions of this Section shall not apply with respect to a sale or transfer by Steinberg pursuant to Section 3(c) or with respect to the surrender of securities to the Company in connection with the exercise of options held by Steinberg.

(ii) Offer by Transferor. Copies of the Steinberg’s offer shall be given to the Institutional Investors and shall consist of an offer to sell to the Institutional Investors, all of the shares then proposed to be transferred by Steinberg (the “Subject Common Stock”) pursuant to a bona fide offer of a third party, to which copies shall be attached a statement of intention to Transfer to such third party, the name and address of the prospective third party transferee, the number of Subject Common Stock involved in the proposed Transfer, and terms of such Transfer.

(iii) Acceptance of Offer.

(A) The Institutional Investors may purchase all, but not less than all, of the Subject Common Stock by giving notice thereof to Steinberg within twenty (20) days after the receipt of the offer described in Section 3(b)(ii). The other Investors shall purchase the Subject Common Stock pro rata among themselves (based on the number of Shares held by the other Investors) as a group or as they shall otherwise agree upon among themselves.

(B) In either event, the notice required to be given by the purchasing Institutional Investors (collectively, the “Purchaser”) shall specify a date for the closing of the purchase which shall not be more than ten (10) business days after the date of the giving of such notice.

(iv) Purchase Price. The purchase price per share for the Subject Common Stock shall be the price per share offered to be paid by the prospective transferee described in the offer, which price shall be paid in cash or, if so provided in the offer of the prospective transferee, cash plus deferred payments of cash in the same proportions, and with the same terms of deferred payment as therein set forth.

(v) Consideration Other Than Cash. If the offer of Subject Common Stock under this Section 3(b) is for consideration other than cash or cash plus deferred payments of cash, the Purchaser shall pay the cash equivalent of such other consideration. If the Transferor and the Purchaser cannot agree on the amount of such cash equivalent within ten (10) days after the beginning of the twenty (20)-day period under Section 3(b)(iii)(A), any of such parties may, by three (3) days’ written notice to the other, initiate appraisal proceedings under Section 3(b)(vi) for determination of the cash equivalent. The Purchaser may give written notice to the Transferor revoking an election to purchase the Subject Common Stock within ten (10) days after determination of the appraised value, if it chooses not to purchase the Subject Common Stock.

(vi) Appraisal Procedure. If any party shall initiate an appraisal procedure to determine the amount of the cash equivalent of any consideration for Subject

Common Stock under Section 3(b)(v), then the Transferor, on the one hand, and the Purchaser, on the other hand, shall each promptly appoint as an appraiser an individual who shall be a member of a nationally recognized investment banking firm. Each appraiser shall, within thirty (30) days of appointment, separately investigate the value of the consideration for the Subject Common Stock as of the proposed transfer date and shall submit a notice of an appraisal of that value to each party. Each appraiser shall be instructed to determine such value without regard to income tax consequences to the Transferor as a result of receiving cash rather than other consideration. If the appraised values of such consideration (the “Earlier Appraisals”) vary by less than ten percent (10%), the average of the two appraisals on a per share basis shall be controlling as the amount of the cash equivalent. If the appraised values vary by more than ten percent (10%), the appraisers, within ten (10) days of the submission of the last appraisal, shall appoint a third appraiser who shall be member of a nationally recognized investment banking firm. The third appraiser shall, within thirty (30) days of his appointment, appraise the value of the consideration for the Subject Common Stock (without regard to the income tax consequences to the Transferor as a result of receiving cash rather than other consideration) as of the proposed transfer date and submit notice of his appraisal to each party. The value determined by the third appraiser shall be controlling as the amount of the cash equivalent unless the value is greater than the two Earlier Appraisals, in which case the higher of the two Earlier Appraisals will control, and unless that value is lower than the two Earlier Appraisals, in which case the lower of the two Earlier Appraisals will control. If any party fails to appoint an appraiser or if one of the two initial appraisers fails after appointment to submit his appraisal within the required period, the appraisal submitted by the remaining appraiser shall be controlling. The Transferor and the Purchaser shall each bear the cost of its respective appointed appraiser. The cost of the third appraisal shall be shared one-half by the Transferor and one-half by the Purchaser.

(vii) Closing of Purchase. The closing of the purchase shall take place at the office of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022 or such other location as shall be mutually agreeable and the purchase price shall be paid at the closing, and cash equivalents and documents evidencing any deferred payments of cash permitted pursuant to Section 3(b)(iv) above shall be delivered at the closing. At the closing, the Transferor shall deliver to the Purchaser the certificates evidencing the Subject Common Stock to be conveyed, duly endorsed and in negotiable form with all the requisite documentary stamps affixed thereto.

(viii) Release from Restriction; Termination of Rights. If the offer to sell is not fully accepted by the other Investors, the Transferor may make a bona fide Transfer to the prospective transferee named in the statement attached to the offer in accordance with the agreed upon terms of such Transfer, provided that such Transfer shall be made only in strict accordance with the terms therein stated. If the Transferor shall fail to make such Transfer within sixty (60) days following the expiration of the time hereinabove provided for the election by the other Investors or, in the event the Purchaser revokes an election to purchase the Subject Common Stock pursuant to Section 3(b)(v), within sixty (60) days of the date of such notice of revocation, such Common Stock shall again become subject to all the restrictions of this Section 3.

(c) Tag-Along Rights.

(i) In the event any Institutional Investor intends to Transfer more than 1,000,000 shares (individually or in connection with a series of related sales) of his or its Common Stock (other than (A) Transfers to any Permitted Transferee or to the Company or (B) transfers pursuant to a bona fide public market sale), such Institutional Investor (the “Selling Investor”) shall notify the other Institutional Investors and the 2006 Principal Investors (the “Tag-Along Investors”), in writing, of such proposed Transfer and its terms and conditions. Within ten (10) business days of the date of such notice, each other Tag-Along Investor shall notify the Selling Investor if it elects to participate in such Transfer. Any Tag-Along Investor that fails to notify the Selling Investor within such ten (10) business day period shall be deemed to have waived his or its rights hereunder. Each Tag-Along Investor that so notifies the Selling Investor shall have the right to sell, at the same price and on the same terms and conditions as the Selling Investor, a number of shares of Common Stock equal to the Common Stock the third party actually proposes to purchase multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock Owned by such Tag-Along Investor and the denominator of which shall be the aggregate number of shares of Common Stock Owned by the Selling Investor and each Tag-Along Investor exercising his or its rights under this Section 3(c).

(ii) Notwithstanding anything contained in this Section 3(c), in the event that all or a portion of the purchase price consists of securities and the sale of such securities to the Tag-Along Investors would require either a registration under the Securities Act or the preparation of a disclosure document pursuant to Regulation D under the Securities Act (or any successor regulation) or a similar provision of any state securities law, then, at the option of the Selling Investor, any one or more of the Tag-Along Investors may receive, in lieu of such securities, the fair market value of such securities in cash, as determined in good faith by the Board.

(iii) Any Transfer of shares of capital stock of the Company to a Permitted Transferee allowed for in Section 3(c)(i) shall be made in good faith for purposes other than to specifically avoid the obligations of an Institutional Investor provided for herein.

(iv) This Section 3(c) shall terminate 365 days after the Company’s Common Stock has been Re-registered.

(d) Injunctive Relief. The Company and the Investors hereby declare that it is impossible to measure in money the damages which will accrue to the parties hereto by reason of the failure of the Company or any Investor to perform any of its or his obligations set forth in this Section 3. Therefore, the Company and the Investors shall have the right to specific performance of such obligations, and if any party hereto shall institute any action or proceeding to enforce the provisions hereof, each of the Company and the Investors hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law.

(e) No Further Restrictions Upon Transfer. Any and all shares of Common Stock transferred by an Investor in accordance with this Section 3, other than shares of Common Stock transferred to another Investor during the terms of this Agreement, shall no longer be subject to the terms of this Agreement

4.	RESTRICTIONS.

Until such time as the Company’s Common Stock has been Re-registered, without the prior consent of 60% of the directors of the Board present at a duly noticed meeting at which a quorum is present or pursuant to a unanimous written consent in lieu of a meeting, the Company shall not and shall not commit to, nor allow any of its subsidiaries to, or commit to:

(a) directly or indirectly declare or pay any dividends or make any distributions of cash, property or securities of the Company or any subsidiary thereof in respect to any class of its capital stock;

(b) directly or indirectly redeem, purchase, or otherwise acquire (except pursuant to the cashless exercise of any option or warrant), any of the Company’s or any subsidiary’s equity securities (including, without limitation, warrants, options, and other rights to acquire equity securities);

(c) reclassify any class of the capital stock of the Company or take any other action that would adversely alter or change the designations, preferences, powers or other rights of the Common Stock or any preferred stock of the Company;

(d) amend, alter or repeal (by way of merger, consolidation, operation of law or otherwise) any provision of, or add any provision to, the Company’s charter (including without limitation, increasing the total number of shares of Common Stock or preferred stock that the Company shall have the authority to issue), bylaws, or the governing documents of any subsidiary;

(e) merge or consolidate with or into any other Person, or sell, transfer or otherwise dispose of all or substantially all of its assets or properties;

(f) liquidate, dissolve, or effect, or permit any of its subsidiaries to liquidate, dissolve, or effect, a recapitalization or reorganization (including any bankruptcy filing or reorganization under applicable federal bankruptcy law) in any form of transaction (including, without limitation, any reorganization into partnership form);

(g) engage in a business other than one of the same general type as now conducted or as presently contemplated;

(h) create, incur, assume, or suffer to exist, or permit any of its subsidiaries to create, incur, assume, or suffer to exist, indebtedness for borrowed money exceeding the amounts approved therefore by the Board in any budget;

(i) change the size of the Board to a number of directors less than five (5) or more than nine (9);

(j) enter into, or cause any subsidiary to enter into, any agreement which would (under any circumstances) restrict the Company’s or any of its subsidiary’s right or ability to perform the provisions of this Agreement, the Purchase Agreement or the Registration Rights Agreement between the Company, the Investors and certain other parties thereto;

(k) approve any budget of the Company or any of its subsidiaries for any fiscal year; or

(l) enter into any agreement to do any of the foregoing.

5.	TERMINATION.

This Agreement shall terminate (a) as to any specific Investor when such Investor no longer owns more than on percent (1%) of the Shares such Investor owns as of the date hereof (as adjusted for any stock splits) and (b) on the date on which Investors Owning a majority of the Shares (such majority to include the 2006 Principal Investors), collectively, shall have agreed in writing to terminate this Agreement.

6.	INTERPRETATION OF THIS AGREEMENT

(a) Terms Defined. As used in this Agreement, the following terms have the respective meaning set forth below:

Affiliate: shall mean any Person or entity, directly or indirectly controlling, controlled by or under common control with such Person or entity.

Exchange Act: shall mean the Securities Exchange Act of 1934, as amended.

Owns, Own, Owning or Owned: shall mean beneficial ownership, assuming the conversion of all outstanding securities convertible into Common Stock and the exercise of all outstanding options and warrants to acquire Common Stock.

Permitted Transferee: shall mean, (i) in the case of any Investor that is not a natural person, any Affiliate of such Investor, any limited partner or general partner of such Investor and any Affiliate of any such limited or general partner of such Investor, (ii) in the case of any Investor that is a natural person, any members of such Investor’s family, heirs, executors or legal representatives or trusts for the benefit of such Management Investor’s family and (iii) in the case of Michael Steinhardt, any organization that has qualified under Section 501(c)(3) of the Internal Revenue Code.

Person: shall mean an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

Re-registered: shall mean when the Company’s Common Stock is (i) registered under Section 12 of the Exchange Act and (ii) the Company’s Common Stock is listed on either the New York Stock Exchange or the Nasdaq Global Market.

Security, Securities: shall have the meaning set forth in Section 1(1) of the Securities Act.

Securities Act: shall mean the Securities Act of 1933, as amended.

Threshold Amount: shall mean in the case of AIG, 5,000,000 shares of Common Stock owned by AIG and its Affiliates and in the case of Manley, 2,000,000 shares of Common Stock owned by Manley and his Affiliates.

Transfer: shall mean any group of or single sale, assignment, pledge, hypothecation, or other disposition or encumbrance.

(b) Accounting Principles. Where the character or amount of any asset or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, this shall be done in accordance with U.S. generally accepted accounting principles at the time in effect, to the extent applicable, except where such principles are inconsistent with the requirements of this Agreement.

(c) Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

(e) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

7.	MISCELLANEOUS

(a) Notices.

(i) All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

(A) if to any of the Institutional Investors or Steinberg, at the address or facsimile number shown on Schedule I, or at such other address as the Institutional Investor or Steinberg may have furnished the Company in writing;

(B) if to any 2006 Principal Investor, at the address or facsimile number of such 2006 Principal Investor shown on Schedule II, or at such other address as the Institutional Investor may have furnished the Company; and

(C) if to the Company, at 48 Wall Street, Suite 1100, New York, NY 10005 (facsimile: (212) 918-4581), or at such other address or facsimile number as it may have furnished the Investors in writing with a copy to Graubard Miller, the Chrysler Building, 405 Lexington Avenue, New York, NY 10174 (facsimile: (212) 818-8881, Attention: Peter M. Ziemba, Esq.

(ii) Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by overnight courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

(b) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, (i) consents, waivers and modifications which may hereafter be executed, (ii) documents received by each Investor pursuant hereto and (iii) financial statements, certificates and other information previously or hereafter furnished to each Investor, may be reproduced by each Investor by photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and each Investor may destroy any original document so reproduced. All parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by each Investor in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(c) Power and Authority. Each Investor hereby represents and warrants that such Investor has full power and authority to enter into this Agreement. The 2006 Principal Investors are entering into the Purchase Agreement in reliance upon this Agreement.

(d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

(e) Entire Agreement; Amendment and Waiver. This Agreement and the Purchase Agreement constitute the entire understanding of the parties hereto relating to the subject matter hereof and supersede all prior understandings among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of each 2006 Principal Investor and a majority of the other Investors Owning a majority of the shares of Common Stock except for Section 3(b) which may be amended with the consent of all of the Institutional Investors.

(f) Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

(g) Jurisdiction and Venue

(i) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(ii) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any state or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(iii) The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 6(a) shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

(h) Waiver of Jury Trial.

THE COMPANY AND THE INVESTORS HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION OR ENFORCEMENT THEREOF. THE COMPANY AND THE INVESTOR AGREE THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

(i) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Stockholders Agreement as of the date first above written.

WISDOM TREE INVESTMENTS, INC.

By:
	Name:	Jonathan Steinberg
	Title:	Chief Executive Officer

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

AIG GLOBAL ASSET MANAGEMENT HOLDING CORP.

By:
Name:
Title:

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

JAMES E. MANLEY

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

RRE VENTURES III-A, L.P. RRE VENTURES FUND III, L.P. RRE VENTURES III, L.P.

By:
	Name:	Andrew Zalasin
	Title:	General Partner

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

QUANTITATIVE FINANCIAL STRATEGIES, INC.

By:
Name:
	Title:	Authorized Person

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

MICHAEL STEINHARDT

COUNTERPART SIGNATURE PAGE TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

JONATHAN STEINBERG

SCHEDULE I

Institutional Investors

Michael Steinhardt

650 Madison Avenue

New York, NY 10022-1029

Facsimile: (212) 371-3240

RRE Ventures III-A, L.P.

RRE Ventures Fund III, L.P.

RRE Ventures III, L.P.

126 East 56th Street

New York, NY 10022

Facsimile: (212) 980-1870

Attention: Andrew Zalasin

Quantitative Financial Strategies, Inc.

10 Glenville Street

Greenwich, CT 06831

Facsimile: (203) 532-8252

Attention: General Counsel

Other Party

Jonathan Steinberg

c/o Peter M. Ziemba, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

Facsimile: (212) 818-8881

SCHEDULE II

2006 Principal Investors

AIG Global Asset Management Holding Corp.

c/o AIG Global Investment Group

599 Lexington Avenue, 25th Floor

New York, NY 10022

Tel: (646) 735-0530

Fax: (646) 735-0799

Attention: Kevin Dibble, Vice President and Assistant General Counsel

With a copy to:

AIG Global Investment Group

70 Pine Street

New York, NY 10270

Tel: (212) 770-5226

Fax: (646) 735-0799

Attention: Robert Conry

And

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

Attention: James A. Hutchinson

Tel: (202) 346-4293

Fax: (202) 346-4444

James E. Manley

Atlantic-Pacific Capital, Inc.

102 Greenwich Avenue, 2nd Floor

Greenwich, CT 06830

Tel: (203) 861-5464

Fax: (203) 622-0125

With a copy to:

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

Attention: Edwin Markham

Tel: (212) 404-8733

Fax: (212) 818-9606